# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: KELLY SERVICES INC, CIK 0000055135
CUSIP: 488152307
Title of class of securities: Class B Common Stock, $1.00 par value per share
Address of issuer's principal executive offices: 999 W BIG BEAVER RD, TROY, Michigan (MI), 48084
Date of event which requires filing of this statement: 01/30/2026
Filed by CIK 0002102093
Persons authorized to receive notices and communications: Kara Harchuck, Hunt Equity Opportunities, LLC, 601 N. MESA STREET, EL PASO, Texas (TX), 79901, 312-799-3900

## Reporting persons
- Hunt Equity Opportunities, LLC (CIK 0002102093): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,039,940; sole dispositive power 0; shared dispositive power 3,039,940; aggregate amount beneficially owned 3,039,940 (92.2% of the class)
- HEO Finance, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,039,940; sole dispositive power 0; shared dispositive power 3,039,940; aggregate amount beneficially owned 3,039,940 (92.2% of the class)
- Hunt ELP, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: working capital (WC); sole voting power 0; shared voting power 3,039,940; sole dispositive power 0; shared dispositive power 3,039,940; aggregate amount beneficially owned 3,039,940 (92.2% of the class)
- HB GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 3,039,940; sole dispositive power 0; shared dispositive power 3,039,940; aggregate amount beneficially owned 3,039,940 (92.2% of the class)
- Hunt Company, LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 3,039,940; sole dispositive power 0; shared dispositive power 3,039,940; aggregate amount beneficially owned 3,039,940 (92.2% of the class)
- Hunt Companies, Inc.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,039,940; sole dispositive power 0; shared dispositive power 3,039,940; aggregate amount beneficially owned 3,039,940 (92.2% of the class)
- Woody L. Hunt: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 3,039,940; sole dispositive power 0; shared dispositive power 3,039,940; aggregate amount beneficially owned 3,039,940 (92.2% of the class)
- James Christopher Hunt: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 100; shared voting power 0; sole dispositive power 100; shared dispositive power 0; aggregate amount beneficially owned 100 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock, $1.00 par value per share
Name of issuer: KELLY SERVICES INC
Address of issuer's principal executive offices: 999 W BIG BEAVER RD, TROY, Michigan (MI), 48084

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed on behalf of Hunt Equity Opportunities, LLC, a Delaware limited liability company ("Hunt Opportunities"), HEO Finance, LLC, a Delaware limited liability company ("HEO Finance"), Hunt ELP, Ltd., a Texas limited partnership ("Hunt ELP"), HB GP, LLC, a Nevada limited liability company ("HB GP"), Hunt Company, LLC, a Nevada limited liability company ("Hunt Company"), Hunt Companies, Inc., a Delaware corporation ("HCI"), Woody L. Hunt ("Mr. W.L. Hunt") and James Christopher Hunt ("Mr. J.C. Hunt" and, together with Hunt Opportunities, Hunt ELP, HB GP, Hunt Company, HCI and Mr. W.L. Hunt, the "Reporting Persons").

HEO Finance serves as the sole member of Hunt Opportunities. Hunt ELP serves as the sole member of HEO Finance. HB GP serves as the general partner of Hunt ELP. Hunt Company is the majority limited partner of Hunt ELP. HCI is the sole member of Hunt Company. Mr. W.L. Hunt holds the majority voting power in HB GP and HCI. Mr. J.C. Hunt serves as a member of the board of directors and as the Chief Executive Officer of HCI.
Residence or business address: The address of the principal office of (i) each of Hunt Opportunities, HEO Finance, Hunt ELP, HB GP, Hunt Company, HCI, Mr. W.L. Hunt and Mr. J.C. Hunt is 601 N. Mesa Street, Suite 1900, El Paso, Texas 79901 and (ii) the directors and executive officers of HCI named on Schedule I hereto (each, a "Scheduled Person" and collectively, the "Scheduled Persons") is listed thereon, which Schedule I is incorporated by reference herein.
Present principal occupation or employment: The principal business of Hunt Opportunities is to serve as a holding company. The principal business of HEO Finance is to serve as a holding company. The principal business of Hunt ELP is to serve as a holding company. The principal business of HB GP is to serve as the general partner of Hunt ELP. The principal business of Hunt Company is to serve as a holding company. The principal business of HCI is to invest in real estate, other assets and related businesses. Mr. W.L. Hunt holds the majority voting power in HB GP and HCI. Mr. J.C. Hunt serves as a member of the board of directors and as the Chief Executive Officer of HCI.
Criminal convictions in the last five years: None of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Hunt Opportunities, HEO Finance and HCI is organized under the laws of Delaware. Each of HB GP and Hunt Company is organized under the laws of Nevada. Hunt ELP is organized under the laws of Texas. Mr. W.L. Hunt, Mr. J.C. Hunt and each of the directors and executive officers named on Schedule I hereto is a United States citizen, which Schedule I is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On January 9, 2026, Hunt Opportunities entered into a Share Purchase Agreement (the "Purchase Agreement") with Terence E. Adderley Revocable Trust K ("Trust K"), pursuant to which Trust K agreed to sell to Hunt Opportunities 3,039,940 shares of Class B Common Stock for an aggregate purchase price of $106,000,000 plus an amount in cash equal to $15,199,700 if at any time within the 48-month period following the closing of the Share Purchase (the "Closing"), the Issuer's market capitalization is greater than or equal to $1,200,000,000 (the "Share Purchase"). The source of funds for the Share Purchase was a combination of working capital of Hunt Opportunities and borrowings under the Credit Agreement described below. The Share Purchase closed on January 30, 2026. The foregoing summary of the Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Purchase Agreement, which is filed as Exhibit 99.2 to this Schedule 13D.

On January 30, 2026, Hunt Opportunities entered into a Credit Agreement (the "Credit Agreement") with Mizuho Capital Markets LLC, as lender (the "Lender"). The Credit Agreement provides for a term loan in the principal amount of $106,000,000 (the "Loan"), the proceeds of which were used to fund the acquisition of the Shares. The Loan bears interest at a rate of 7.25% per annum and matures on January 30, 2031. In connection with the Credit Agreement, on January 30, 2026, an affiliate of the Reporting Persons entered into a derivative transaction with the Lender the effects of which were to (i) convert the associated interest rate risk on the Loan from a fixed to a floating rate basis and (ii) provide enhanced credit support to the Lender.

The foregoing description of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement, which is filed as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.

On November 14, 2025, Mr. J.C. Hunt purchased 100 shares of Class B Common Stock in open market transactions for an aggregate of $890 in cash. Mr. J.C. Hunt's investment was funded using personal funds (together with the Share Purchase, the "Investments").

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth or incorporated in Item 3 is hereby incorporated by reference in its entirety into this Item 4.

Letter Agreement

On January 30, 2026, in connection with the Closing, the Issuer and Hunt Opportunities entered into a Letter Agreement (the "Letter Agreement"). The material terms of the Letter Agreement include the following:

o Termination of Stockholder Rights Plan. The Issuer agreed to take all actions necessary to cause its stockholder rights plan, adopted on January 11, 2026, to expire immediately prior to the Closing.
o Waiver of Corporate Opportunities. The Issuer agreed to adopt a corporate opportunities waiver in favor of Hunt Opportunities and its affiliates and related parties.
o Charter Amendment for Written Consent. The Issuer agreed to include a proposal in its proxy statement for its 2026 annual meeting to recommend for stockholder approval an amendment to its governing documents to permit stockholder action by written consent and to permit either the Chairman of the Board or a majority of the voting stockholders to call special meetings of the stockholders.
o Limitation on Going Private Transactions. Hunt Opportunities agreed that for one year following the Closing, Hunt Opportunities may not initiate, solicit, propose, encourage, effect or consummate any going private transaction without the prior written invitation from a majority of disinterested directors or a special committee of the Issuer's board of directors (the "Board"), unless proposed by an unaffiliated third party without the solicitation of Hunt Opportunities.
o Limitation on Controlling Stockholder Transactions. Hunt Opportunities agreed that for three years following the Closing, Hunt Opportunities may not engage in any "controlling stockholder transaction" (as defined under Section 144 of the Delaware General Corporation Law, the "DGCL 144") unless approved in the manner prescribed by DGCL 144, with, for purposes of the Letter Agreement, disinterested stockholder approval when applicable being the approval from holders of Class A Common Stock and Class B Common Stock voting together as a single class, excluding stockholders with a material interest or relationship with Hunt Opportunities.
o Board Composition and Governance. Effective upon the Closing, the Board agreed to reconstitute the eight-person Board to include four Hunt Opportunities designees (whose terms will expire at the Issuer's 2026 annual meeting), one of whom will be Mr. J. C. Hunt as Chairman of the Board. The Board also agreed to appoint the Hunt Opportunities designees to its Corporate Governance and Nominating Committee and Compensation and Talent Management Committee.
o Information Rights. For so long as Hunt Opportunities owns a majority of the voting stock of the Issuer, the Issuer agreed to provide Hunt Opportunities certain information rights, including monthly unaudited balance sheets and income statements, quarterly unaudited financial statements, annual audited financial statements, access rights to accounting personnel, among others.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

The Reporting Persons acquired the shares of Class B Common Stock with the intention to influence, actively participate in and make proposals with respect to the Issuer's management, governance, capital structure and strategic direction, including through representation on the Board. The Reporting Persons intend to review their investments in the Issuer on a continuing basis and any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice. Determination of any such actions will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons at any time and from time to time may acquire additional securities of the Issuer, or retain, convert, sell and/or enter into derivative transactions with institutional counterparties with respect to all or a portion of the securities then held, in the open market or in privately negotiated transactions.

The Reporting Persons plan to continue to engage in discussions with the Board regarding the composition of the Board, including changes that would result in the Board thereafter being composed of a majority of directors affiliated with or otherwise nominated by the Reporting Persons. The Reporting Persons may also propose other independent "disinterested" directors in addition to or in replacement of directors currently serving on the Board. The Reporting Persons plan to pursue such changes through negotiation with the Board or through participation in the Issuer's stockholder meeting process. Relatedly, the Reporting Persons plan to engage in discussions with the Board regarding the Issuer utilizing the controlled company exemptions to certain of the Nasdaq Listing Rules on a go-forward basis.

In addition, the Reporting Persons, including through representation on the Board, may engage in discussions with management, the Board, stockholders of the Issuer and other relevant parties regarding, and may encourage such persons to consider or explore, take a position regarding, make one or more proposals regarding, or participate in (a) the Issuer's regular ongoing review and evaluation of strategic options; (b) (i) extraordinary corporate transactions, such as mergers, sales, acquisitions or separations of assets or businesses, including causing or seeking to cause the Issuer or any of its subsidiaries to acquire all or a portion of an affiliate of the Reporting Persons and other related party transactions, subject to the terms of the Letter Agreement, and (ii) other corporate and management structures, such as entering into an externalized management arrangement whereunder one or more of the Reporting Persons or their affiliates may serve as a consultant to or manager of the Issuer or in another similar role to allow the Issuer to benefit from the advisory and management capabilities of the Reporting Persons and/or their affiliates through a long-term agreement; (c) changes to the Issuer's officers or other personnel, including the Issuer employing affiliates or other employees of the Reporting Persons; or (d) other material changes to the Issuer's business or corporate structure. Any such discussions, approaches and actions contemplated by the preceding paragraph may be exploratory in nature and not rise to the level of a plan or proposal. All such discussions, approaches and actions remain subject to further analysis, diligence, approvals and other considerations. No assurances can be given that the Reporting Persons will make any proposals, enter into any agreements or pursue or consummate any transaction or other action related to or arising from such discussions, approaches and actions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Rows (11) and (13) of the cover pages of each Reporting Persons. All calculations of percentage ownership included on the cover pages are based on a total of 3,295,941 shares of Class B Common Stock outstanding as of October 27, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed November 6, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of Class B Common Stock as indicated on Rows (7) through (10) of the cover pages to this Schedule 13D.
Transactions in the class effected during the past sixty days: Other than the Investments, none of the Reporting Persons or, to their knowledge, any of the Scheduled Persons have made transactions in the Class B Common Stock within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Security Agreement

Pursuant to a Security Agreement (the "HEO Finance Security Agreement"), HEO Finance has pledged its equity interest in Hunt Opportunities to the Lender to secure obligations under the Credit Agreement. The HEO Finance Security Agreement grants the Lender the right to exercise voting rights and dispose of the pledged collateral upon the occurrence and during the continuance of an Event of Default (as defined in the Credit Agreement).

Registration Rights Agreement

On January 30, 2026, the Issuer and Hunt Opportunities entered into a registration rights agreement, pursuant to which the Issuer granted Hunt Opportunities customary demand registration, shelf takedown and piggyback rights with respect to the registration of shares of Class B Common Stock with the SEC under the Securities Act of 1933, as amended.

The foregoing descriptions of the HEO Finance Security Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the HEO Finance Security Agreement and the Registration Rights Agreement, which are filed as Exhibits 99.5 and 99.6 to this Schedule 13D, respectively, and are incorporated herein by reference.

Other than as described in Items 3 and 4, which are incorporated herein by reference, and in the agreements and documents included as exhibits hereto or incorporated herein by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 24.1 - Power of Attorney of Mr. W.L. Hunt

Exhibit 24.2 - Power of Attorney of Mr. J.C. Hunt

Exhibit 99.1 - Joint Filing Agreement, dated as of January 30, 2026, by and among Hunt Opportunities, HEO Finance, Hunt ELP, HB GP, Hunt Company, HCI, Mr. W.L. Hunt and Mr. J.C. Hunt.

Exhibit 99.2 - Share Purchase Agreement, dated as of January 9, 2026, by and between Terence E. Adderley Revocable Trust K and Hunt Equity Opportunities, LLC, incorporated by reference to Exhibit No. 2 to the statement on Schedule 13D filed by Trust K on January 9, 2026. (https://www.sec.gov/Archives/edgar/data/55135/000117494726000034/ex2.htm)

Exhibit 99.3 - Letter Agreement, dated as of January 30, 2026, by and between the Issuer and Hunt Opportunities, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on January 30, 2026.
(https://www.sec.gov/Archives/edgar/data/55135/000119312526031768/d48966dex101.htm)

Exhibit 99.4* - Credit Agreement, dated as of January 30, 2026, by and between Hunt Opportunities and the Lender.

Exhibit 99.5* - Security Agreement, dated as of January 30, 2026, by and between HEO Finance and the Lender.

Exhibit 99.6 - Registration Rights Agreement, dated as of January 30, 2026, by and between the Issuer and Hunt Opportunities, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on January 30, 2026.
(https://www.sec.gov/Archives/edgar/data/55135/000119312526031768/d48966dex102.htm)

*Certain schedules and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Reporting Persons agrees to furnish supplementally a copy of any omitted attachment to the SEC on a confidential basis upon request.

## Signatures
- Hunt Equity Opportunities, LLC: /s/ Kara Harchuck, Kara Harchuck, Executive Vice President (01/30/2026)
- HEO Finance, LLC: /s/ Kara Harchuck, Kara Harchuck, Executive Vice President (01/30/2026)
- Hunt ELP, Ltd.: /s/ Kara Harchuck, Kara Harchuck, Executive Vice President (01/30/2026)
- HB GP, LLC: /s/ Kara Harchuck, Kara Harchuck, Executive Vice President (01/30/2026)
- Hunt Company, LLC: /s/ Kara Harchuck, Kara Harchuck, Executive Vice President (01/30/2026)
- Hunt Companies, Inc.: /s/ Kara Harchuck, Kara Harchuck, Executive Vice President (01/30/2026)
- Woody L. Hunt: /s/ Paul Donnelly as Attorney-in-Fact of Woody L. Hunt, Paul Donnelly, Attorney-in-Fact (01/30/2026)
- James Christopher Hunt: /s/ Paul Donnelly as Attorney-in-Fact of James Christopher Hunt, Paul Donnelly, Attorney-in-Fact (01/30/2026)